                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)

                           IMPCO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

              Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45255W106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                          Questor Partners Fund, L.P.
                      Questor Side-by-Side Partners, L.P.
                             103 Springer Building
                             3411 Silverside Road
                             Wilmington, DE 19810
                                (302) 478-6160
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                  Copies to:

     Edward L. Scarff                       Michael J. Coleman, Esq.
     601 California Street                  Shearman & Sterling
     Suite 1450                             555 California Street, Suite 2000
     San Francisco, CA 94108                San Francisco, CA 94104
     Telephone: (415) 433-6670              Telephone: (415) 616-1100
--------------------------------------------------------------------------------

                                 March 3, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 45255W106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Partners Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,882,627
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             135,199
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,882,627
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          135,199
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,017,826
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Based upon 8,483,281 shares outstanding as of November 30, 1999 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 1999.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 45255W106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Side-by-Side Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          135,199
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,882,627
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          135,199
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,882,627
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,017,826
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Based upon 8,483,281 shares outstanding as of November 30, 1999 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 1999.

          This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on June 16, 1998, as amended on September 21, 1999, by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS", and together with Questor Partners, the "Reporting Persons") with respect to shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc., a Delaware corporation ("Impco").

          Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.


Item 4.  Purpose of Transaction.
         ----------------------

          The following text is added to Item 4 of the Schedule 13D:

          On March 7, 2000, Questor Partners and Questor SBS sold an aggregate of 16,500 Common Shares in open market transactions. See Item 5(c) below.

          As indicated in Item 4 of this Schedule 13D, Questor Partners and Questor SBS from time to time intend to review their investment in IMPCO on the basis of various factors, including IMPCO's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for IMPCO's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Questor Partners and Questor SBS will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Considering current market conditions and the investment objectives of Questor Partners and Questor SBS, Questor Partners and Questor SBS currently intend, subject to market conditions, to sell up to 917,100 Common Shares in open market transactions over up to the next 90 days pursuant to and in accordance with Rule 144 under the Securities Act of 1933, as amended.

          Except as indicated herein, the information set forth in Item 4 of the
Schedule 13D remains unchanged.


Item 5.  Interest in Securities of Issuer.
         --------------------------------

          Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

          (a) The table set forth below indicates the number of Common Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 8,483,281

Common Shares being outstanding as of November 30, 1999 (according to Impco's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999).


                                             Beneficial Ownership
                            Number of           Percentage of
                           Common Shares        Common Shares
                      ---------------------  ----------------------

Questor Partners                 1,882,627                   22.2%

Questor SBS                        135,199                    1.6%
                                 ----------                  -----

Total                            2,017,826                   23.8%


          Each of Mr. Scarff and Mr. Mumford holds stock options to purchase 20,000 Common Shares at an exercise price of $16.25 per share, which stock options vest at the rate of 25% per year beginning October 15, 1999 until fully vested. Neither Questor Partners nor Questor SBS has any beneficial ownership in these stock options or the underlying securities. Such stock options and the underlying securities are not included in the number of Common Shares owned by Questor Partners or Questor SBS.

          Except as set forth above, none of the other persons named in Item 2 above own any interests in Common Shares.

          (b) The number of Common Shares with respect to which Questor Partners and Questor SBS (i) have sole voting power, (ii) share voting power,
(iii) have sole dispositive power and (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

          (c) Questor Partners and Questor SBS sold Common Shares in the following open market transactions:

Date of Sale      Number of Common Shares    Price Per Common Share
------------      -----------------------    ----------------------
March 7, 2000             11,000                    $51.125
                           3,500                    $50.25
                             500                    $50.125
                           1,500                    $50

Except as described in this Statement on Schedule 13D, none of Questor Partners or Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

          (d)   None.

          (e)   Not applicable.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


March 7, 2000                 Questor Partners Fund, L.P.

                              By:  Questor General Partner, L.P., its
                                   general partner

                              By:  Questor Principals, Inc., its
                                   general partner


                              By:  /s/ Robert E. Shields
                                   ------------------------
                                   Name: Robert E. Shields



                              Questor Side-by-Side Partners, L.P.

                              By:  Questor Principals, Inc., its
                                   general partner


                              By:  /s/ Robert E. Shields
                                   ---------------------
                                   Name: Robert E. Shields